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PRESS RELEASE                                    UNILAB CORPORATION
                                                 18448 Oxnard Street
                                                 Tarzana, CA 91356
                                                 www.Unilab.com
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                                                 For Further Information:
                                                 Brian D. Urban
                                                 Phone: (818) 758-6611
                                                 e-mail: burban@unilab.com


IMMEDIATE RELEASE
November 4, 2002


               UNILAB CORPORATION ANNOUNCES THIRD QUARTER RESULTS

TARZANA, CA, November 4, 2002 /BusinessWire/ - Unilab Corporation (Nasdaq:ULAB) announced today that net sales for the quarter ended September 30, 2002 were $110.5 million, an increase of 11.5% from $99.0 million in the same period last year. Net income and earnings per share increased by more than 63% to $11.1 million, or $0.31 per diluted share, for the third quarter of 2002 compared to net income, before the non-recurring charge described below, of $6.8 million, or $0.19 per diluted share, in the same period last year. The third quarter of 2002 net income per diluted share includes a $0.03 increase from the required change in goodwill accounting.

Earnings before interest, taxes, depreciation, amortization, and non-recurring items ("Adjusted EBITDA") were $25.4 million for the third quarter of 2002, or 23.0% of sales, compared to $21.0 million, or 21.2% of sales, for the same period last year.

In the third quarter of last year, Unilab repaid a portion of its senior subordinated notes and reported an extraordinary loss, net of taxes, of $5.8 million.

For the first nine months of 2002, net sales totaled $323.5 million, an increase of 10.3% from $293.3 million in the same period of the prior year. EBITDA, EBITDA margin, net income and net income per diluted share, excluding non-recurring item discussed above and previously disclosed non-recurring items in 2001, were $72.4 million, 22.4%, $30.7 million and $0.87, respectively, for the first nine months of 2002 versus $61.3 million, 20.9%, $15.9 million and $0.54 in the same period last year. For the nine months ended September 30, 2002, net income per diluted share included a $0.09 increase from the required change in goodwill accounting. Including the non-recurring items, EBITDA, EBITDA margin, net income and net income per diluted share were $43.6 million, 14.9%, $5.5 million and $0.19, respectively, for the nine months ended September 30, 2001.

Testing volumes increased 7.0% and revenue per requisition improved 4.4% in the third quarter of 2002 compared to the same period in the prior year. Excluding the revenue generated from acquired businesses, core business volumes grew by 6.8% while revenue per requisition improved by 4.2%. Days sales outstanding ("DSO") - a measure of billing and collection efficiency - was 56 days, compared to 63 days at the end of 2001. Bad debt expense decreased to 6.8% of revenue in the third quarter of 2002 from 7.3% of revenue in the same period last year. The
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Company's cash position was $52.3 million (even after paying for approximately
$4.5 million of costs related to our proposed merger with Quest Diagnostics) at the end of the third quarter, with no borrowing having taken place under the Company's revolving credit facility. Capital expenditures were $1.3 million for the quarter.

"We are pleased to report record revenue, EBITDA and earnings per share for Unilab in the third quarter," said Bob Whalen, Unilab's CEO and President. "Our record results are particularly impressive given the seasonality of our business whereby testing volumes and results in our industry are usually softer during the third quarter summer holiday/vacation season. In addition, these record results are a tremendous credit to our entire organization who have kept their focus on meeting our patients and customers needs and have not become distracted by our pending merger."

Unilab Corporation will discuss its third quarter financial results during a conference call on November 5 at 8:00 A.M. Pacific Time. To hear a simulcast of the call over the Internet, or a replay, registered analysts may access Street Events at http://www.streetevents.com and all others may access the Unilab Corporation website at http://www.unilab.com. In addition, a replay of the call will be available from 11:00 A.M. Pacific Time on November 5 through 6:00 P.M. Pacific Time on November 12 by dialing (800) 216-4452.

Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 400 regional service and testing facilities located throughout the state. Additional information is available on the Company's website at www.unilab.com.

Forward-Looking Statements:
This communication contains certain forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and business of Unilab, are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Certain of these risks and uncertainties are described in Unilab's most recent reports on Form 10-Q, most recent reports on Form 10-K and other periodic reports filed by Unilab with the Securities and Exchange Commission.




                                            -  tables to follow  -


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


                                                   Unilab Corporation
                                                Statements of Operations
                                      (amounts in thousands, except per share data)
                                                       (Unaudited)


                                                                       Three months ended                  Nine months ended
                                                                          September 30,                      September 30,
                                                                       2002            2001                               2001
                                                                                                      2002
                                                                ------------- ----------------    -------------- ----------------
Revenue                                                         $   110,462   $     99,018        $    323,502   $    293,258
Direct Laboratory and Field Expenses:
     Salaries, Wages and Benefits                                    31,218         28,931              92,545         86,379
     Supplies                                                        15,869         14,273              46,297         41,821
     Other Operating Expenses                                        24,334         22,258              71,247         66,146
                                                                ------------- ----------------    -------------- ----------------
                                                                     71,421         65,462             210,089        194,346
Selling, General and Administrative Expenses                         13,612         12,550              41,031         37,582
Legal, Stock-based Compensation and Other Non-recurring
Charges                                                                   -              -                   -          6,955
Amortization and Depreciation                                         1,836          3,965               5,686         11,293
                                                                ------------- ----------------    -------------- ----------------
Total Operating Expenses                                             86,869         81,977             256,806        250,176
                                                                ------------- ----------------    -------------- ----------------
Operating Income                                                     23,593         17,041              66,696         43,082
Interest Expense, Net                                                 4,542          5,367              13,686         22,617
                                                                ------------- ----------------    -------------- ----------------
Income Before Income Taxes and Extraordinary Item                    19,051         11,674              53,010         20,465
Tax Provision                                                         8,001          4,902              22,264          8,594
                                                                ------------- ----------------    -------------- ----------------

Income before Extraordinary Item                                     11,050          6,772              30,746         11,871
Extraordinary Item - Loss on Early Extinguishment of Debt
(net of tax benefit of $3,963 and $4,363 for the three and
nine months ended September 30, 2001, respectively)                       -          5,763                   -          6,345
                                                                ------------- ----------------    -------------- ----------------
Net Income                                                      $    11,050   $      1,009        $     30,746   $      5,526
                                                                ============= ================    ============== ================

EBITDA, Excluding Extraordinary Item and Legal, Stock-based
Compensation and Other Non-recurring Charges                    $    25,429   $     21,006        $     72,382   $     61,330
                                                                ============= ================    ============== ================
Basic Net Income per Share:
Income Before Extraordinary Item                                $      0.33   $       0.20        $       0.92   $       0.41
Net Income                                                      $      0.33   $       0.03        $       0.92   $       0.19
Income Before Extraordinary Item and Legal, Stock-based
Compensation and Other Non-recurring Charges                    $      0.33   $       0.20        $       0.92   $       0.55
Diluted Net Income per Share:
Income Before Extraordinary Item                                $      0.31   $       0.19        $       0.87   $       0.40
Net Income                                                      $      0.31   $       0.03        $       0.87   $       0.19
Income Before Extraordinary Item and Legal, Stock-based
Compensation and Other Non-recurring Charges                    $      0.31   $       0.19        $       0.87   $       0.54
Weighted Average Shares Outstanding:
Basic                                                                33,524         33,209              33,503         28,806
Diluted                                                              35,124         34,750              35,179         29,639



                               Unilab Corporation
                                 Balance Sheets
                             (amounts in thousands)

                                             September 30,          December 31,
                                                  2002                   2001
                                              (unaudited)
                                             ---------------     ---------------
Cash and Cash Equivalents                    $     52,308        $     24,200
Accounts Receivable, net                           65,340              62,702
Deferred Tax Assets                                20,583              17,702
Other Current Assets                               11,615               7,311
                                             ---------------     ---------------
     Total Current Assets                         149,846             111,915

Fixed Assets, Net                                  12,024              13,465

Deferred Tax Assets                                40,245              43,692

Goodwill and Other Intangible Assets               93,648              91,181

Other Assets                                        5,499               6,275
                                             ---------------     ---------------

Total Assets                                 $    301,262        $    266,528
                                             ---------------     ---------------

Current Portion of Long-term Debt            $      8,220        $      6,839
Other Current Liabilities                          42,663              34,976
                                             ---------------     ---------------

Total Current Liabilities                          50,883              41,815

Long-Term Debt, Net of Current Portion            189,714             195,799

Other Liabilities                                   5,349               5,374

Total Shareholders' Equity                         55,316              23,540
                                             ---------------     ---------------


Total Liabilities and Shareholders' Equity   $    301,262        $    266,528
                                             ---------------     ---------------